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07004838

S
: COMMISSION
J549

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SEC FILE NUMBER
8-53614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Steben & Company, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2099 Gaither Road
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Steben 240-631-9808
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED
APR 04 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Ken Steben, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steben & Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22nd day of February 2007

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Ken Steben

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Steben & Company, Inc.
Table of Contents
December 31, 2006

McGladrey & Pullen

Certified Public Accountants

Steben & Company, Inc.

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Stockholder of
Steben & Company, Inc.

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the "Company") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

Chicago, Illinois
February 28, 2007

Steben & Company, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 3,567,626
Certificate of deposit	21,333
Receivable from Managed Funds, net	2,661,247
Commissions receivable	547,676
Other assets	295,992
Total assets	$ 7,093,874

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 707,065
Accounts payable and accrued expenses	163,946
Total liabilities	871,011
Stockholder's equity	6,222,863
Total liabilities and stockholder's equity	$ 7,093,874

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Steben & Company, Inc. (the "Company") was organized in the State of Maryland, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc. The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the "CFTC"), and is a member of the National Futures Association.

The Company earns management fees, selling agent fees, General Partner 1 percent allocations from Futures Portfolio Fund, Limited Partnership and Sage Fund, L.P. (the "Managed Funds") for which the Company acts as general partner and commodity pool operator. The Company also receives commissions for wholesaling other commodity pools.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less.

Revenue Recognition—Commissions, management fees, selling agent fees, General Partner 1 percent allocations, and related expenses are recognized on the accrual basis.

Income Taxes—No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and, accordingly, income is taxable to the stockholder.

Prior Period Adjustment—Stockholder's equity at the beginning of the year increased by $542,357 due to receivable from Managed Funds not previously recognized.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are reflected at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 3 Managed Funds

As the general partner of the Managed Funds, the Company conducts and manages their respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.95 percent) of the month-end net assets of the Managed Funds. The Company also receives a 1 percent allocation of any profits or losses in the Managed Funds (the "General Partner 1 percent allocation").

The Company earns selling agent fees in connection with the sales efforts to attract new investors, which are based on a fixed percentage (ranging from .2 percent to 3.0 percent annually) of the month-end net assets of the Managed Funds. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

Note 3 Managed Funds, *Continued*

The Company pays certain expenses on behalf of the Managed Funds. The Managed Funds reimburse the Company for expenses, subject to a limit of 1 percent of their average month-end net assets. The Company may elect to reduce this percentage to absorb additional operating expenses of the Managed Funds. The Company elected to reduce this percentage to 0.75 percent for 2006.

Receivable from Managed Funds at December 31, 2006 consists of:

Management fees	$ 859,437
Selling agent fees	666,516
General partner 1% allocations	363,458
Receivable for expenses	771,836
Total	$ 2,661,247

Note 4 Concentration of Revenue

Approximately 20 percent of total revenue for the year ended December 31, 2006 was earned from wholesaling interests in one investment partnership group.

Note 5 Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in 2008, with an option to renew the lease for an additional five years. At December 31, 2006, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2007	$ 200,271
2008	101,764
Total	$ 302,035

The certificate of deposit of $21,333 collateralizes a bank letter of credit issued in connection with the office space lease. The certificate of deposit matures on July 20, 2007, has an interest rate of 5.12 percent, and is renewed annually.

Note 6 Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under this arrangement is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 7 SIMPLE Individual Retirement Account

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account, whereby the Company matches contributions made by eligible employees up to a maximum of 3 percent of employee compensation.

Note 8 Off-Balance-Sheet Risk and Concentration of Credit Risk

The Managed Funds engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, "derivatives"). The Funds are exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. The Funds' trading of forward contracts in unregulated markets between principals also expose the Funds and the Company to the risk of loss from counterparty non-performance. The Company has established procedures to actively monitor the Managed Funds' market and credit risk.

The Company has cash and cash equivalents on deposit with financial institutions that, at times, exceed federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 9 Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2006, the Company had net capital and net capital requirements of approximately $2,625,000 and $45,000, respectively. The net capital requirements may effectively restrict, among other things, distributions to the stockholder.

END